UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

BOSTON RESTAURANT ASSOCIATES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

101122109

(CUSIP Number)

December 7, 2005

(Date of Event which Requires Filing of this Statement)

Dolphin Offshore Partners, L.P.
c/o Dolphin Asset Management Corp.
129 East 17th Street
New York, New York 10003
Telephone: (212) 982-5071
Attn: Peter E. Salas

with a copy to:

Gary J. Simon
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
Telephone: (212) 837-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 101122109	Page 2 of 12

1	NAME OF REPORTING PERSONS Peter E. Salas S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,302,811
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,302,811
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,302,811
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.9%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
CUSIP No. 101122109	Page 3 of 12

1	NAME OF REPORTING PERSONS Dolphin Management Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,302,811
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,302,811
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,302,811
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.9%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
CUSIP No. 101122109	Page 4 of 12

1	NAME OF REPORTING PERSONS Dolphin Advisors, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,717,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,717,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,717,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
CUSIP No. 101122109	Page 5 of 12

1	NAME OF REPORTING PERSONS Dolphin Offshore Partners, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,585,588
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,585,588
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,585,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
CUSIP No. 101122109	Page 6 of 12

1	NAME OF REPORTING PERSONS Dolphin Direct Equity Partners, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,717,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,717,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,717,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
CUSIP No. 101122109	Page 7 of 12

Item 1.  Security and Issuer

The class of equity security to which this statement relates is the common stock, $.01 par value per share (the “Common Stock”) of Boston Restaurant Associates, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 999 Broadway, Suite 400, Saugus, MA 01906.

Item 2.   Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):  Peter E. Salas (“Mr. Salas”), Dolphin Management Inc., a New York corporation (“Dolphin Management”), Dolphin Advisors, LLC, a New York limited liability company (“Dolphin Advisors”), Dolphin Offshore Partners, L.P., a Delaware limited partnership (“Dolphin Offshore”), and Dolphin Direct Equity Partners, L.P., a Delaware limited partnership (“Dolphin Direct”). Mr. Salas, Dolphin Management, Dolphin Advisors, Dolphin Offshore and Dolphin Direct are collectively referred to as the “Reporting Persons.” Mr. Salas is a United States citizen.

The principal business address of Mr. Salas, Dolphin Management, Dolphin Advisors, Dolphin Offshore and Dolphin Direct is c/o Dolphin Asset Management Corp., 129 East 17th Street, New York, New York 10003.

Dolphin Offshore and Dolphin Direct are private investment funds. Dolphin Management is the sole managing partner of Dolphin Offshore and the sole managing member of Dolphin Advisors. Dolphin Advisors is the sole managing general partner of Dolphin Direct. The principal business of Dolphin Management is to serve as investment manager to Dolphin Offshore, Dolphin Advisors and certain other entities. The principal business of Dolphin Advisors is to serve as investment manager to Dolphin Direct. Mr. Salas is the sole shareholder and President of Dolphin Management. The principal business of Mr. Salas is to act as the sole shareholder and President of Dolphin Management and as the principal of investment funds.

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

No change since most recent filing.

SCHEDULE 13D
CUSIP No. 101122109	Page 8 of 12

Item 4.  Purpose of the Transaction

Dolphin Advisors, on behalf of Dolphin Direct, has submitted a revised non-binding, exploratory proposal to acquire the Company’s outstanding capital stock for a purchase price of at least $6.7 million in cash, a copy of which proposal is attached hereto as Exhibit 3, superseding all prior such submissions.

Other than as set forth in such proposal, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. Nonetheless, at any time the Reporting Persons may formulate different or additional plans or proposals relating to the Company, including, among other things, entering into privately negotiated sales of shares of Common Stock or acquisitions of additional shares of Common Stock, making open-market sales or purchases, proposing a business combination transaction with the Company or making a tender offer for some or all of the Common Stock or Preferred Stock. It is also possible that the Reporting Persons will decide not to pursue the proposal or any other such transaction.

Item 5.            Interest in Securities of the Issuer

No change since most recent filing.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No change since most recent filing.

Item 7.	Material to be filed as Exhibits
Exhibit 1.

Subscription Agreement between Dolphin Offshore Partners, L.P. and Boston Restaurant Associates, Inc. dated as of January 20, 2005. Incorporated by reference to Exhibit 3 to the Company’s Current Report on Form 8-K dated January 20, 2005.

Exhibit 2.

Rights Agreement between Dolphin Offshore Partners, L.P. and Boston Restaurant Associates, Inc. dated as of January 20, 2005. Incorporated by reference to Exhibit 1 to the Company’s Current Report on Form 8-K dated January 20, 2005.

Exhibit 3.	Letter to Boston Restaurant Associates, Inc. on behalf of Dolphin Direct Equity Partners, L.P. dated December 7, 2005.
Exhibit 4.	Schedule 13D Joint Filing Agreement.
Exhibit 5.	Stock Purchase Agreement dated as of October 10, 2005 by and among Dolphin Direct Equity Partners, L.P., Roger Lipton, Mary Lipton and RHL Associates, L.P. Previously filed.

SCHEDULE 13D
CUSIP No. 101122109	Page 9 of 12

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

December 12, 2005

/s/ Peter E. Salas
PETER E. SALAS

DOLPHIN MANAGEMENT INC.

By:	/s/ Peter E. Salas
Name: Peter E. Salas
Its: President

DOLPHIN OFFSHORE PARTNERS, L.P.

By: Dolphin Management Inc.
Its: Managing Partner

By:	/s/ Peter E. Salas
Name: Peter E. Salas
Its: President

DOLPHIN ADVISORS, LLC

By: Dolphin Management Inc.
Its: Managing Member

By:	/s/ Peter E. Salas
Name: Peter E. Salas
Its: President

DOLPHIN DIRECT EQUITY PARTNERS, LP

By: Dolphin Advisors, LLC
Its: Managing Partner

By: Dolphin Management Inc.
Its: Managing Member

By:	/s/ Peter E. Salas
Name: Peter E. Salas
Its: President